COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) # 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON APRIL 07, 2006

On the 7th of April, 2006, at 9 a.m., the members of the Board of Directors gathered together, summoned by its Chairman, in compliance to the Company’s By-Laws, at the Company’s headquarters, located at Av. Brigadeiro Luiz Antonio, nº 3.142, city of São Paulo, State of São Paulo, with the attendance of the members that signed these present minutes. Mr. Abílio dos Santos Diniz presided over the meeting of the Board, inviting myself, Marise Rieger Salzano to be the secretary. Starting the activities, the President informed that the Members within the limit of the Authorized Capital of the Company, one hundred one million, four hundred thousand (101,400,000) preferred shares will be issued, at the subscription price of seventy Reais and twenty two cents (R$ 70.22) per lot of 1000 shares, with the total value of seven million, one hundred and twenty thousand, three hundred and eight Reais (R$ 7,120,308.00), in order to subscribe and integrate these shares to fulfill the Stock Option Granting Plan (“Plan”), adequately approved by the Board Directors in meeting held on February 4th 1997 and by shareholders in Ordinary and Extraordinary General Meeting held on April 28th 1997, proceeding with the exercise of the First Phase of the 6th Series of this Plan. After debates and discussions, the Capital Increase to fulfill the determinations of Stock Option Granting Plan (First Phase), was unanimously approved by the Members, through the issuance of one hundred and one million, four hundred thousand (101,400,000) preferred shares, with no face value, at the subscription price of seventy Reais and twenty two cents (R$ 70.22), per lot of 1000 shares in the total of seven million, one hundred and twenty thousand, three hundred and eight Reais (R$ 7,120,308.00). As a consequence, the Company’s Capital Stock changed from three billion, six hundred eighty million, two hundred forty thousand, one hundred fifty three Reais and eighty one cents (R$ 3,680,240,153.81) to three billion, six hundred eighty seven million, three hundred sixty thousand, four hundred sixty one Reais and eighty one cents (R$ 3,687,360,461.81), fully paid-in and divided into one hundred and thirteen billion, seven hundred and sixty nine million, three hundred and fifteen thousand, four hundred and thirty three (113,769,315,433) shares holding no face value, of which forty nine billion, eight hundred thirty nine million, nine hundred twenty five thousand and six hundred eighty eight (49,839,925,688) are common shares and sixty three billion, nine hundred and twenty nine million, three hundred and eighty nine thousand, seven hundred and forty five (63,929,389,745) are preferred shares.

In compliance to the foreseen in the approved Plan by the Board of Directors and Shareholders, the preferred shares resulting from this subscription will have the same characteristics and conditions and will be entitled the same rights and advantages statutorily assigned to this type of shares, having the right to full dividends corresponding to the fiscal year of 2006, and will not have the rights to full dividends corresponding to the fiscal year of 2005.

After the Capital Stock increase that was deliberated in this meeting, the main clause of the 4TH Article from the Company’s By-Laws will have the following content:

“ ARTICLE 4º (“Main Clause”) – “Company’s Capital Stock is three billion, six hundred and eighty seven million, three hundred and sixty thousand, four hundred sixty one Reais and eighty one cents (R$ 3,687,360,461.81), fully paid-in and divided in one hundred and thirteen billion, seven hundred and sixty nine million, three hundred and fifteen thousand, four hundred thirty three (113,769,315,433) shares holding no face value, of which forty nine billion, eight hundred thirty nine million, nine hundred and twenty five thousand, six hundred and eighty eight (49,839,925,688) are common shares and sixty three billion, nine hundred and twenty nine million, three hundred and eighty nine thousand, seven hundred and forty five (63,929,389,745) are preferred shares.”

Having nothing further to discuss, these Minutes were written, read, agreed, approved and signed by attending Members. São Paulo, April 07, 2006. Chairman – Mr. Abilio dos Santos Diniz; Secretary – Marise Rieger Salzano; Members of the Board: Abilio dos Santos Diniz , Ana Maria F. dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Pedro Paulo Falleiros dos Santos Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Candido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Patrice Marie Joseph Tierny, Francis André Mauger, Joël Luc Albert Mornet, Henri Philippe Reichstul.

This is a true copy of the original document

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo

Brazilian Lawyer Association (OAB/SP): 189.868